

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2012

Via E-mail
Robert M. Ling, Jr.
President, Secretary and General Counsel
Unified Grocers, Inc.
5200 Sheila Street
Commerce, California 90040

> **Re: Unified Grocers, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 24, 2012**
> **File No. 333-179658**
> **Registration Statement on Form S-1**
> **Filed February 24, 2012**
> **File No. 333-179659**
> **Current Report on Form 8-K**
> **Filed February 22, 2011**
> **File No. 000-10815**

Dear Mr. Ling:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 (File No. 333-179658)

Description of Deposit Accounts, page 20

Patronage Dividends and Tax Matters, page 22

1. We note your disclosure that Non-Member customers are not entitled to receive patronage dividends. Please reconcile this disclosure with Article I, Section 4, and Article VII of your Bylaws, which appears to suggest otherwise.

Risk Factors, page 8

2. Please delete the fourth sentence in the introductory paragraph to the risk factor section. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Part II – Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-19

3. Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

Exhibit 5.1

4. Please revise to delete the limitation on reliance in the eighth paragraph of the opinion. Please refer to Section II.B.3.d of Staff Legal Bulletin 19, which is available on our website.

5. If true, please revise the fifth paragraph to clarify that each depositor has entered or, with respect to new depositors, will enter into such service and subordination agreements. If counsel believes that such clarification is unnecessary, please tell us why.

Registration Statement on Form S-1 (File No. 333-179659)

General

6. To the extent applicable, please revise this registration statement and the opinion of counsel filed as Exhibit 5.1 consistent with our comments above on your registration statement on Form S-1 (File No. 333-179658).

Exhibit 5.1

7. Please tell us why counsel must make assumptions (1) and (2) in the fifth paragraph of the opinion. Please note that we may have additional comments based on your response.

Current Report on Form 8-K filed February 22, 2011

8. Please amend this report to disclose the company's decision regarding the frequency of shareholder advisory votes on executive compensation. Please refer to Item 5.07(d) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. Please allow adequate time for us to review any amendments prior to the requested effective date of the registration statements.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dieter King for

Mara L. Ransom
Assistant Director

cc: Peter M. Menard, Esq.
        Sheppard, Mullin, Richter & Hampton LLP